UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 26, 2013, announcing STMicroelectronics’ reporting on the main resolutions to be proposed at the 2013 Annual General Meeting of Shareholders.

PR No.  C2718C

STMicroelectronics Reports on Main Resolutions to be Proposed at the 2013 Annual General Meeting of Shareholders

Geneva, April 26, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications,  has announced the main resolutions to be submitted for shareholder adoption at the Company’s Annual General Meeting of Shareholders which will be held in Amsterdam, The Netherlands, on June 21, 2013.

The main resolutions, proposed by the Supervisory Board, include:

•	The adoption of the Company’s 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution of a cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013, respectively to shareholders of record in the month of each quarterly payment as per the table below. The amount of the proposed second and third quarter of 2013 cash dividend is stable with respect to previous quarterly dividend distributions;

•
The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders, as  a replacement for Mr. Raymond Bingham, whose mandate will expire;

•	The reappointment of Mr. Alessandro Ovi for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders;

•	The amendment of the compensation scheme of the Supervisory Board;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be May 24, 2013. The complete agenda and all relevant detailed information concerning the Annual General Meeting of Shareholders, as well as all related AGM materials, will be available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements as of April 26, 2013.

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The table below summarizes the full schedule for the quarterly dividends:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2013	24-Jun-13	26-Jun-13	27-Jun-13	02-Jul-13	24-Jun-13	27-Jun-13
Q3 2013	16-Sep-13	18-Sep-13	19-Sep-13	24-Sep-13	16-Sep-13	19-Sep-13
Q4 2013(*)	09-Dec-13	11-Dec-13	12-Dec-13	17-Dec-13	09-Dec-13	12-Dec-13
Q1 2014(*)	24-Mar-14	26-Mar-14	27-Mar-14	01-Apr-14	24-Mar-14	27-Mar-14

(*)The fourth quarter 2013 and first quarter 2014 dividends will be decided at a Shareholders’ Meeting to be held during the fourth quarter of 2013.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

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In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 26, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer